Exhibit 99.1

Points.com Joins the Theatre with Audience Rewards® Partnership

Audience Rewards Members Can Now Trade ShowPoints® on Points.com

TORONTO (November 18, 2010) – Points International Ltd. (TSX: PTS; OTCBB: PTSEF), owner and operator of the world's leading loyalty reward program management website, www.Points.com, is joining the theatre community by partnering with Audience Rewards, which awards ShowPoints for Broadway ticket purchases. The relationship allows members to exchange and trade points/miles between ShowPoints and other loyalty programs, via Points.com's loyalty marketplace.

Audience Rewards is a program created to thank dedicated patrons of the performing arts for their loyalty. Members can earn ShowPoints when they buy show tickets in select cities, play theatre trivia, refer shows to friends or provide feedback. Now members can track their ShowPoints alongside their other reward programs on Points.com and trade points to and from accounts. Members can redeem ShowPoints for tickets to select shows in New York, Charlotte, Durham and Los Angeles or for show merchandise.

"As our first foray into live theatre programs, this partnership exemplifies how Points.com is continuing to grow," said Rob MacLean, CEO of Points International. "It's yet another avenue for Points.com to provide new opportunities for consumers to use points/miles in their day-to-day lives."

"Being a part of the Points.com network gives casual and avid theatre goers a great opportunity to leverage their miles and points from a broad range of rewards programs to make theatre more accessible and rewarding," said Josh Lesnick, the President and CEO of Audience Rewards. "This partnership also supports Broadway's goal of reaching new audiences across America and from around the world and rewarding their loyalty and support of the theatre."

Audience Rewards members can now track their points/mileage balances alongside travel programs, including JetBlue TrueBlue®, Virgin America Elevate®, American Airlines AAdvantage® and many more.

Points International works in partnership with all loyalty and reward programs active on Points.com. All transactions are fully sanctioned by the program operators. For more information, follow us on Twitter, @pointsadvisor, on Facebook (www.points.com/facebook), or on our blog (www.blog.points.com).

About Points International Ltd.

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management web site. The site was named one of the 30 Best Travel Sites in 2008 and 28 Best Travel Sites in 2009 by Kiplinger's. At Points.com consumers can Trade, Earn, Buy, Gift and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include Aeroplan®, AsiaMiles™, Delta SkyMiles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks. For more information, visit www.pointsinternational.com.

About Audience Rewards:

Audience Rewards is the first and only rewards program created to thank dedicated patrons of the performing arts for their loyalty. Audience Rewards is recognized as the official rewards program of Broadway by The Broadway League. The program was created by a coalition of Broadway theatre operators, presenters, and performing arts centers around America as a free benefit to consumers, allowing them to earn and redeem ShowPoints for unique theater experiences, tickets, seat upgrades, and merchandise and gain inside access to performing arts information, special services and member events.. For more information visit: www.AudienceRewards.com.

For more information contact:

Media relations:
Emily Donohue
Allison & Partners
T. 646-428-0622; E. points@allisonpr.com

Investor relations:
Laura Foster/Andrew Greenebaum
Addo Communications
T. 310-829-5400; E. lauraf@addocommunications.com; andrewg@addocommunications.com

Business enquiries:
Martin Tongue
Vice President, Business Development
Points International
T. 416-596-6363; E. martin.tongue@points.com

Audience Rewards:
Katie Dalton
Director of Marketing Communications
Audience Rewards
T. 212-840-5577 x 150; E. katie.dalton@audiencerewards.com